Exhibit 99.3

ASML - Summary US GAAP Consolidated Statements of Operations 1,2

		Three months ended,
		Mar 29,	Apr 3,
		2015	2016
(in millions EUR, except per share data)

Net system sales		1,246.5	855.8
Net service and field option sales		403.4	477.4
Total net sales		1,649.9	1,333.2

Total cost of sales		(871.3)	(765.1)
Gross profit		778.6	568.1

Other income		20.8	23.4
Research and development costs		(261.4)	(274.7)
Selling, general and administrative costs		(82.3)	(88.8)
Income from operations		455.7	228.0

Interest and other, net		(3.5)	(3.6)
Income before income taxes		452.2	224.4

Benefit from (provision for) income taxes		(49.5)	(26.4)
Net income		402.7	198.0

Basic net income per ordinary share		0.93	0.46
Diluted net income per ordinary share	[3]	0.93	0.46

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic		432.6	427.0
Diluted	[3]	435.3	429.1

ASML - Ratios and Other Data 1,2

	Three months ended,
	Mar 29,	Apr 3,
	2015	2016
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	47.2%	42.6%
Income from operations as a percentage of net sales	27.6%	17.1%
Net income as a percentage of net sales	24.4%	14.9%
Income taxes as a percentage of income before income taxes	11.0%	11.7%
Shareholders’ equity as a percentage of total assets	61.7%	63.2%
Sales of systems (in units)	47	33
Average selling price of system sales (EUR millions)	26.5	25.9
Value of systems backlog (EUR millions)	2,602	3,018	[4]
Systems backlog (in units)	75	76	[4]
Average selling price of systems backlog (EUR millions)	34.7	39.7	[4]
Value of booked systems (EUR millions)	1,028	835	[4]
Net bookings (in units)	40	30	[4]
Average selling price of booked systems (EUR millions)	25.7	27.8	[4]
Number of payroll employees in FTEs	11,533	12,407
Number of temporary employees in FTEs	2,644	2,492

ASML - Summary US GAAP Consolidated Balance Sheets 1,2

		Dec 31,	Apr 3,
		2015	2016
(in millions EUR)

ASSETS
Cash and cash equivalents		2,458.7	2,063.4
Short-term investments		950.0	1,075.0
Accounts receivable, net		803.7	753.2
Finance receivables, net		280.5	446.5
Current tax assets		19.1	96.0
Inventories, net		2,573.7	2,750.0
Deferred tax assets	[5]	133.1	—
Other assets		488.8	502.1
Total current assets		7,707.6	7,686.2

Finance receivables, net		124.0	102.2
Deferred tax assets	[5]	29.0	47.4
Other assets		450.9	483.8
Goodwill		2,624.6	2,537.7
Other intangible assets, net		738.2	706.0
Property, plant and equipment, net		1,620.7	1,580.3
Total non-current assets		5,587.4	5,457.4

Total assets		13,295.0	13,143.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	[5]	3,107.2	3,246.8

Long-term debt		1,125.5	1,144.3
Deferred and other tax liabilities	[5]	256.7	138.0
Provisions		2.4	—
Accrued and other liabilities		414.4	311.1
Total non-current liabilities		1,799.0	1,593.4

Total liabilities		4,906.2	4,840.2

Total shareholders’ equity		8,388.8	8,303.4
Total liabilities and shareholders’ equity		13,295.0	13,143.6

ASML - Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
	Mar 29,	Apr 3,
	2015	2016
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	402.7	198.0

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	66.1	82.0
Impairment	—	0.5
Loss on disposal of property, plant and equipment	0.9	1.2
Share-based payments	14.6	13.2
Allowance for doubtful receivables	0.4	0.9
Allowance for obsolete inventory	37.0	36.6
Deferred income taxes	16.5	(4.5)
Changes in assets and liabilities	(201.0)	(333.7)
Net cash provided by (used in) operating activities	337.2	(5.8)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(85.6)	(55.2)
Purchase of intangible assets	(1.1)	(3.6)
Purchase of available for sale securities	—	(350.0)
Maturity of available for sale securities	274.9	225.0
Cash from (used for) derivative financial instruments	(64.0)	1.1
Net cash provided by (used in) investing activities	124.2	(182.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—
Purchase of shares	(117.1)	(213.5)
Net proceeds from issuance of shares	4.4	10.6
Repayment of debt	(0.8)	(1.2)
Tax benefit from share-based payments	1.8	—
Net cash provided by (used in) financing activities	(111.7)	(204.1)

Net cash flows	349.7	(392.6)

Effect of changes in exchange rates on cash	9.3	(2.7)
Net increase (decrease) in cash and cash equivalents	359.0	(395.3)

ASML - Quarterly Summary US GAAP Consolidated Statements of Operations 1,2

	Three months ended,
		Mar 29,	Jun 28,	Sep 27,	Dec 31,	Apr 3,
		2015	2015	2015	2015	2016
(in millions EUR, except per share data)

Net system sales		1,246.5	1,134.5	975.3	880.9	855.8
Net service and field option sales		403.4	519.6	573.9	553.3	477.4
Total net sales		1,649.9	1,654.1	1,549.2	1,434.2	1,333.2

Total cost of sales		(871.3)	(900.3)	(845.7)	(774.4)	(765.1)
Gross profit		778.6	753.8	703.5	659.8	568.1

Other income		20.8	20.8	20.8	20.8	23.4
Research and development costs		(261.4)	(267.4)	(266.3)	(273.0)	(274.7)
Selling, general and administrative costs		(82.3)	(88.3)	(85.6)	(89.5)	(88.8)
Income from operations		455.7	418.9	372.4	318.1	228.0

Interest and other, net		(3.5)	(4.2)	(4.2)	(4.6)	(3.6)
Income before income taxes		452.2	414.7	368.2	313.5	224.4

Benefit from (provision for) income taxes		(49.5)	(45.0)	(45.8)	(21.1)	(26.4)
Net income		402.7	369.7	322.4	292.4	198.0

Basic net income per ordinary share		0.93	0.86	0.75	0.68	0.46
Diluted net income per ordinary share	[3]	0.93	0.85	0.75	0.68	0.46

Weighted average number of ordinary shares used in computing per share amounts (in millions):
Basic		432.6	431.4	429.9	428.8	427.0
Diluted	[3]	435.3	433.8	432.3	430.8	429.1

ASML - Quarterly Summary Ratios and other data 1,2

	Mar 29,	Jun 28,		Sep 27,		Dec 31,		Apr 3,
	2015	2015		2015		2015		2016
(in millions EUR, except otherwise indicated)

Gross profit as a percentage of net sales	47.2%	45.6%		45.4%		46.0%		42.6%
Income from operations as a percentage of net sales	27.6%	25.3%		24.0%		22.2%		17.1%
Net income as a percentage of net sales	24.4%	22.4%		20.8%		20.4%		14.9%
Income taxes as a percentage of income before income taxes	11.0%	10.8%		12.4%		6.7%		11.7%
Shareholders’ equity as a percentage of total assets	61.7%	62.8%		64.1%		63.1%		63.2%
Sales of systems (in units)	47	41		44		37		33
Average selling price of system sales (EUR millions)	26.5	27.7		22.2		23.8		25.9
Value of systems backlog (EUR millions)	2,602	3,015	[4]	2,880	[4]	3,184	[4]	3,018	[4]
Systems backlog (in units)	75	81	[4]	72	[4]	79	[4]	76	[4]
Average selling price of systems backlog (EUR millions)	34.7	37.2	[4]	40.0	[4]	40.3	[4]	39.7	[4]
Value of booked systems (EUR millions)	1,028	1,523	[4]	904	[4]	1,184	[4]	835	[4]
Net bookings (in units)	40	46	[4]	35	[4]	44	[4]	30	[4]
Average selling price of booked systems (EUR millions)	25.7	33.1	[4]	25.8	[4]	26.9	[4]	27.8	[4]
Number of payroll employees in FTEs	11,533	11,676		11,920		12,168		12,407
Number of temporary employees in FTEs	2,644	2,527		2,498		2,513		2,492

ASML - Quarterly Summary US GAAP Consolidated Balance Sheets 1,2

		Mar 29,	Jun 28,	Sep 27,	Dec 31,	Apr 3,
		2015	2015	2015	2015	2016
(in millions EUR)

ASSETS
Cash and cash equivalents		2,778.5	2,495.0	2,680.9	2,458.7	2,063.4
Short-term investments		60.0	25.0	—	950.0	1,075.0
Accounts receivable, net		1,270.6	1,282.3	1,089.4	803.7	753.2
Finance receivables, net		184.0	251.2	453.7	280.5	446.5
Current tax assets		94.3	52.3	42.8	19.1	96.0
Inventories, net		2,607.5	2,592.1	2,537.0	2,573.7	2,750.0
Deferred tax assets	[5]	173.8	178.1	127.6	133.1	—
Other assets		456.4	435.8	416.1	488.8	502.1
Total current assets		7,625.1	7,311.8	7,347.5	7,707.6	7,686.2

Finance receivables, net		55.3	55.7	49.8	124.0	102.2
Deferred tax assets	[5]	30.5	33.3	32.8	29.0	47.4
Other assets		472.2	435.0	429.4	450.9	483.8
Goodwill		2,610.8	2,569.4	2,574.0	2,624.6	2,537.7
Other intangible assets, net		773.8	751.2	739.5	738.2	706.0
Property, plant and equipment, net		1,523.4	1,518.9	1,532.6	1,620.7	1,580.3
Total non-current assets		5,466.0	5,363.5	5,358.1	5,587.4	5,457.4

Total assets		13,091.1	12,675.3	12,705.6	13,295.0	13,143.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	[5]	3,194.3	2,853.9	2,711.3	3,107.2	3,246.8

Long-term debt		1,155.5	1,115.8	1,125.3	1,125.5	1,144.3
Deferred and other tax liabilities	[5]	269.3	269.5	259.2	256.7	138.0
Provisions		3.7	3.2	2.8	2.4	—
Accrued and other liabilities		391.5	470.3	462.1	414.4	311.1
Total non-current liabilities		1,820.0	1,858.8	1,849.4	1,799.0	1,593.4

Total liabilities		5,014.3	4,712.7	4,560.7	4,906.2	4,840.2

Total shareholders’ equity		8,076.8	7,962.6	8,144.9	8,388.8	8,303.4
Total liabilities and shareholders’ equity		13,091.1	12,675.3	12,705.6	13,295.0	13,143.6

ASML - Quarterly Summary US GAAP Consolidated Statements of Cash Flows 1,2

	Three months ended,
	Mar 29,	Jun 28,	Sep 27,	Dec 31,	Apr 3,
	2015	2015	2015	2015	2016
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	402.7	369.7	322.4	292.4	198.0

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	66.1	72.8	77.5	80.5	82.0
Impairment	—	0.6	0.2	1.5	0.5
Loss on disposal of property, plant and equipment	0.9	0.4	0.3	—	1.2
Share-based payments	14.6	15.0	14.8	14.7	13.2
Allowance for doubtful receivables	0.4	1.7	0.6	1.2	0.9
Allowance for obsolete inventory	37.0	60.3	56.3	58.2	36.6
Deferred income taxes	16.5	(9.4)	41.0	(2.8)	(4.5)
Changes in assets and liabilities	(201.0)	(227.3)	(93.3)	539.0	(333.7)
Net cash provided by (used in) operating activities	337.2	283.8	419.8	984.7	(5.8)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(85.6)	(79.2)	(86.5)	(120.5)	(55.2)
Purchase of intangible assets	(1.1)	—	—	—	(3.6)
Purchase of available for sale securities	—	—	—	(950.0)	(350.0)
Maturity of available for sale securities	274.9	35.0	25.0	—	225.0
Cash from (used for) derivative financial instruments	(64.0)	(63.0)	(37.8)	(7.1)	1.1
Net cash provided by (used in) investing activities	124.2	(107.2)	(99.3)	(1,077.6)	(182.7)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	(302.3)	—	—	—
Purchase of shares	(117.1)	(165.6)	(141.5)	(140.7)	(213.5)
Net proceeds from issuance of shares	4.4	10.1	9.0	9.7	10.6
Repayment of debt	(0.8)	(0.7)	(1.0)	(1.1)	(1.2)
Tax benefit from share-based payments	1.8	0.6	0.5	0.8	—
Net cash provided by (used in) financing activities	(111.7)	(457.9)	(133.0)	(131.3)	(204.1)

Net cash flows	349.7	(281.3)	187.5	(224.2)	(392.6)

Effect of changes in exchange rates on cash	9.3	(2.2)	(1.6)	2.0	(2.7)
Net increase (decrease) in cash and cash equivalents	359.0	(283.5)	185.9	(222.2)	(395.3)

Notes to the Summary US GAAP Consolidated Financial Statements

Basis of Preparation
The accompanying Consolidated Financial Statements are stated in millions of euros unless indicated otherwise. The accompanying Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Further disclosures, as required under US GAAP in annual reports, are not included in the summary consolidated financial statements.

Use of Estimates
The preparation of our Consolidated Financial Statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of net sales and costs during the reported periods. Actual results could differ from those estimates.

Principles of Consolidation
The Consolidated Financial Statements include the Financial Statements of ASML Holding N.V. and all of its subsidiaries and the variable interest entity of which ASML is the primary beneficiary (referred to as "ASML"). All intercompany profits, balances and transactions have been eliminated in the consolidation. Subsidiaries are all entities over which ASML has the power to govern financial and operating policies generally accompanying a shareholding of more than 50 percent of the outstanding voting rights. As from the date that these criteria are met, the financial data of the relevant subsidiaries are included in the consolidation.

Revenue Recognition
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; seller‘s price to buyer is fixed or determinable; and collectability is reasonably assured. At ASML this policy generally results in revenue recognition from the sale of a system upon shipment. The revenue from the installation of a system is generally recognized upon completion of that installation at the customer site. Prior to shipment, systems undergo a "Factory Acceptance Test" in our cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all contractual specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.
In connection with the introduction of new technology, such as NXE:3300B and NXE:3350B, we initially defer revenue recognition until acceptance of the new technology based system and completion of installation at the customer’s premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely "new" technology occurs infrequently, and in the past 15 years, has occurred on only 2 occasions: 2000 (TWINSCAN) and 2010 (EUV).
We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, we offer free or discounted products or services (award credits) to our customers as part of a volume purchase agreement. In some instances these volume discounts can be used to purchase field options (system enhancements) and services. The related amount is recorded as a reduction in net sales at time of system shipment. The sales transaction that gives rise to these award credits is accounted for as a multiple element sales transaction as the agreements involve the delivery of multiple products. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer and earned. The amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).
The main portion of our net sales is derived from contractual arrangements with our customers that have multiple deliverables (elements), which mainly include the sale of our systems, installation and training services and extended and enhanced (optic) warranty contracts. The requirements for establishing separate units of accounting in a multiple element arrangement require that the allocation of arrangement consideration to each deliverable is based on the relative selling price of the deliverable.
For each of the specified deliverables ASML determines the selling price by using either vendor specific objective evidence (‘VSOE’), third party evidence (‘TPE’) or by best estimate of the selling price (‘BESP’). When we are unable to establish relative selling price using VSOE or TPE, ASML uses BESP in its allocation of arrangement consideration. The total arrangement consideration is allocated at inception of the arrangement to all deliverables on the basis of their relative selling price. The revenue relating to the undelivered elements of the arrangements is deferred at their relative selling prices until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.
For our NXE:3300B and NXE:3350B systems, we are unable to determine VSOE for extended, enhanced (optic) warranty contracts and installation. We determined for NXE:3300B and NXE:3350B systems that BESP is the appropriate reference in the fair value hierarchy for extended and enhanced (optic) warranty contracts. We review selling prices periodically and maintain internal controls over the establishment and updates of these elements.

Foreign currency risk management
Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly denominated in euros, to a certain extent in US dollars, Taiwanese dollars and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risks.
It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

ASML – Reconciliation US GAAP – IFRS 1,2

Net income	Three months ended,
	Mar 29,	Apr 3,
	2015	2016
(in millions EUR)
Net income based on US GAAP	402.7	198.0
Development expenditures (see Note 1)	69.5	44.9
Share-based payments (see Note 2)	1.2	1.6
Income taxes (see Note 3)	(3.4)	(13.7)
Net income based on IFRS	470.0	230.8

Shareholders' equity	Mar 29,	Jun 28,	Sep 27,	Dec 31,	Apr 3,
	2015	2015	2015	2015	2016
(in millions EUR)
Shareholders' equity based on US GAAP	8,076.8	7,962.6	8,144.9	8,388.8	8,303.4
Development expenditures (see Note 1)	878.1	937.9	995.7	1,054.5	1,091.1
Share-based payments (see Note 2)	22.4	22.0	18.3	16.5	17.8
Income taxes (see Note 3)	42.1	29.1	32.9	31.4	17.1
Equity based on IFRS	9,019.4	8,951.6	9,191.8	9,491.2	9,429.4

Notes to the reconciliation from US GAAP to IFRS

Note 1 Development expenditures
Under US GAAP, ASML applies ASC 730, "Research and Development". In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Under IFRS, ASML applies IAS 38, "Intangible Assets". In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years. Amortization starts when the developed product is ready for volume production.

Note 2 Share-based Payments
Under US GAAP, ASML applies ASC 718 "Compensation - Stock Compensation" which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as we recognize compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under US GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in ASML’s share price do not affect the deferred tax asset recorded in our financial statements.

Under IFRS, ASML applies IFRS 2, "Share-based Payments". In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and shares granted to its employees. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in ASML’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

Note 3 Income taxes
Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS, ASML applies IAS 12, "Income Taxes". In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expected customer demand in specified market segments including memory, logic and foundry and expected customer demand for particular nodes, expected trends,  expected levels of service sales, systems backlog, expected financial results for the second quarter of 2016, including expected sales, other income, gross margin, R&D and SG&A expenses and effective annualized tax rate, annual revenue opportunity for ASML and EPS potential by end of decade, productivity of our tools and systems performance, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends and business environment, statements with respect to expected system shipments, including the number of EUV systems expected to be shipped and timing of shipments and recognition in revenue and other EUV targets (including availability, productivity and shipments) and roadmaps, shrink being key driver to industry growth, expected industry adoption of EUV, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, goals for holistic lithography, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

[1]	These financial statements are unaudited.

[2]	Numbers have been rounded.

[3]
The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans and the issuance of shares under ASML share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

[4]
As of Q2 2015, our systems backlog and net bookings include all system sales orders for which written authorizations have been accepted (for EUV starting as of the NXE:3350B). This change has no impact on the comparative figures.

[5]
As of January 1, 2016 ASML early adopted the amendment to ASC 740 “Income taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets are classified as non-current in the consolidated balance sheets. The comparative figures have not been adjusted to reflect this change in accounting policy.